Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-230721

Supplement No. 1, dated April 16, 2020, to Prospectus Supplement dated March 20, 2020

(to Prospectus dated April 26, 2019)

WAITR HOLDINGS INC.

Up to $25,000,000

Common Stock

This Supplement No. 1 to Prospectus Supplement amends, supplements or modifies our prospectus supplement, dated March 20, 2020 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated April 26, 2019 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, the “Prospectus”), which relate to the sale of shares of common stock of Waitr Holdings Inc. in an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “ATM Program”), pursuant to the Open Market Sale AgreementSM (the “Sales Agreement”) dated as of March 20, 2020, with Jefferies LLC (“Jefferies”). This supplement should be read in conjunction with the ATM Prospectus Supplement and the Base Prospectus, each of which is to be delivered with this supplement.

The sole purpose of this supplement is to supplement the ATM Prospectus Supplement with the information set forth under “Recent Developments.” Except as supplemented with such information or as otherwise provided herein, the ATM Prospectus Supplement is not amended or modified in any way.

This supplement is not complete without, and may not be delivered or used except in connection with, the ATM Prospectus Supplement and the Base Prospectus, including all amendments and supplements thereto.

From March 20, 2020 to April 15, 2020, we sold 8,768,186 shares of our common stock under the ATM Program for gross proceeds of approximately $12.2 million. As a result, as of the date hereof, up to approximately $12.8 million in aggregate amount of our common stock remain available for sale under the ATM Program

An investment in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page S-4 of this supplement, page S-4 of the ATM Prospectus Supplement, page 6 of the Base Prospectus and in our most recent Annual Report on Form 10-K, as well as in subsequent filings with the Securities and Exchange Commission (the “SEC”), all of which are incorporated into the Prospectus, before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, the ATM Prospectus Supplement or the Base Prospectus. Any representation to the contrary is a criminal offense.

Jefferies

RECENT DEVELOPMENTS

Preliminary Results

Based on preliminary financial results, for the first quarter of 2020, the Company expects to report:

∎	Revenue of approximately $44 million;

∎

Net loss of between $2 million and $3 million, which includes approximately $2 million of depreciation and amortization expense, $3 million of interest expense and $1 million of non-cash stock compensation expenses;

∎	Adjusted EBITDA between $3 million and $4 million; and

∎	Approximately $39 million of cash on hand, as of March 31, 2020.

This financial data is preliminary, estimated and unaudited, and is based on information available to management as of the date of this supplement and is subject to completion by management of our financial statements as of and for the quarter ended March 31, 2020. The Company has provided ranges for certain of its estimated financial results described above primarily because the financial closing procedures for the quarter ended March 31, 2020 are not yet complete as of the date of this supplement. There is a possibility that the Company’s first quarter financial results could vary materially from these preliminary estimates due to, among other things, further information learned during that completion and finalization may alter the final results. In addition to the completion of the financial closing procedures, factors that could cause actual results to differ from those described above are set forth below and under “Risk Factors” herein, in the ATM Prospectus Supplement and the Base Prospectus. Accordingly, you should not place undue reliance upon this preliminary information. Furthermore, the preliminary estimates should not be viewed as a substitute for quarterly financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Complete quarterly results will be included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

Business Update

In the first three months of 2020, the Company implemented several strategic initiatives with a focus on improving revenue per order, cost per order, cash flow and profitability. For instance, one of the major initiatives was switching to an independent contractor driver model, which is close to completion. The Company expects these actions to enable it to stabilize and position itself for long-term growth and in February 2020, the Company realized its first ever profitable month.

As the COVID-19 pandemic became more widespread in the U.S., the Company experienced a decrease in orders in mid-March, but orders began to rebound towards the end of March and continued to grow in April 2020. As of the date of this supplement, driver supply was at an all-time high and new restaurants continued to sign up for our services. In response to the concerns posed by COVID-19, the Company has begun to offer no-contact delivery on all restaurant orders and has started to offer no-contact grocery delivery in certain markets. In addition, the Company is working with its restaurant partners to waive delivery fees and is deploying free marketing programs for restaurants. The Company has also begun to provide gloves to its drivers and plans to begin supplying masks to its drivers in the near future. Lastly, the Company has committed to paying any employee who gets quarantined or contracts COVID-19 while on the job.

The Company has thus far been able to operate effectively as it relates to the COVID-19 pandemic. However, the potential impact and duration of the COVID-19 pandemic on the global economy and on the Company’s business in particular may be difficult to assess or predict. The pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce the Company’s ability to access capital and continue to operate effectively. The COVID-19 pandemic could also reduce the demand for the Company’s services. In addition, a recession or further financial market correction resulting from the spread of COVID-19 could adversely affect demand for the Company’s services. To the extent that the COVID-19 pandemic adversely impacts the Company’s business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in the risk factors in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Non-GAAP Financial Measure

Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest expense, income taxes, depreciation and amortization, acquisition and restructuring costs, stock-based compensation expense, impairments of intangible assets and goodwill and gains and losses associated with derivatives and debt extinguishments and when applicable, other expenses that do not reflect our core operations. We use this non-GAAP financial measure as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on our fixed assets and the impact of stock-based compensation expense. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to performance measures derived in accordance with GAAP.

See below for a reconciliation of preliminary, estimated net loss to Adjusted EBITDA for the first quarter ended March 31, 2020.

THREE MONTHS ENDED MARCH 31, 2020
($ in millions)
NET LOSS	$(2) to (3)
Interest expense	3
Depreciation and amortization	2
Stock-based compensation	1

ADJUSTED EBITDA	$3 to 4

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider the risk factors discussed in the sections entitled “Risk Factors” contained in the ATM Prospectus Supplement, the Base Prospectus, as well as our most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and our other filings with the SEC and incorporated by reference in the ATM Prospectus Supplement, together with all of the other information contained in this supplement. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate gross sales proceeds of up to $25,000,000 (which amount includes the proceeds from shares we have already sold pursuant to the Sales Agreement prior to the date of this supplement) from time to time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will sell any additional shares after the date of this supplement under the Sales Agreement with Jefferies or that we will be able to fully utilize the Sales Agreement as a source of financing.

We will retain broad discretion over the use of the net proceeds from the sale of the securities offered hereby. We currently intend to use the net proceeds from this offering primarily for working capital and general corporate purposes, including sales and marketing expenses, general and administrative expenses, capital expenditures, acquisitions and other corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we have no current commitments or agreements with respect to any acquisitions as of the date of this prospectus supplement. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other capital. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds that we will have from the sale of the shares of our common stock. Pending the use of the net proceeds from this offering, if any, we may invest the net proceeds in investment grade, short-term interest-bearing obligations, such as money-market funds, certificates of deposit, or direct or guaranteed obligations of the United States government, or hold the net proceeds as cash.

PLAN OF DISTRIBUTION

We entered into a Sales Agreement with Jefferies, under which we may offer and sell up to $25,000,000 of our shares of common stock from time to time through Jefferies acting as agent. As of April 15, 2020, we sold 8,768,186 shares of our common stock under the Sales Agreement for gross proceeds of approximately $12.2 million. As a result, as of the date of this supplement, up to approximately $12.8 million in aggregate amount of our common stock remain available for sale under the ATM Program. Additional sales of shares of common stock, if any, will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

Each time we wish to issue and sell shares of common stock under the Sales Agreement, we will notify Jefferies of the number of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed Jefferies, unless Jefferies declines to accept the terms of such notice, Jefferies has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of Jefferies under the Sales Agreement to sell our shares of common stock are subject to a number of conditions that we must meet.

The settlement of sales of shares between us and Jefferies is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of our shares of common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Jefferies may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will pay Jefferies a commission of up to 3.0% of the aggregate gross proceeds we receive from each sale of our shares of common stock. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In addition, we have agreed to reimburse Jefferies for the fees and disbursements of its counsel, payable upon execution of the Sales Agreement, in an amount not to exceed $50,000. We estimate that the total expenses for the offering, excluding any commissions or expense reimbursement payable to Jefferies under the terms of the Sales Agreement, will be approximately $200,000. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.

Jefferies will provide written confirmation to us before the open on Nasdaq on the day following each day on which shares of common stock are sold under the Sales Agreement. Each confirmation will include the number of shares sold on that day, the aggregate gross proceeds of such sales and the proceeds to us.

In connection with the sale of our shares of common stock on our behalf, Jefferies will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Jefferies will be deemed to be underwriting commissions or discounts. We have agreed to indemnify Jefferies against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments Jefferies may be required to make in respect of such liabilities.

The offering of our shares of common stock pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all shares of common stock subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. We and Jefferies may each terminate the Sales Agreement at any time upon ten days’ prior notice.

This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. The Sales Agreement is filed as an exhibit to a Current Report on Form 8-K filed with the SEC on March 20, 2020.

Jefferies and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for us and our affiliates, for which services they may in the future receive customary fees. In the course of its business, Jefferies may actively trade our securities for its own account or for the accounts of customers, and, accordingly, Jefferies may at any time hold long or short positions in such securities.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by Jefferies, and Jefferies may distribute the prospectus supplement and the accompanying prospectus electronically.